EX 99.28(d)(233)

Amendment
to
Investment Sub-Advisory Agreement
Between
Jackson National Asset Management, LLC
and
Eagle Asset Management, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Eagle Asset Management, Inc., a Florida corporation and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement dated as of January 31, 2001 (“Agreement”), whereby Adviser appointed Sub-Adviser to provide certain sub-investment advisory services to a investment portfolio of the JNL Series Trust; and

Whereas, the Adviser has replaced Eagle Asset Management, Inc. as Sub-Adviser to the JNL/Eagle Core Equity Fund (“Fund”); and

Whereas, in order to reflect the above-referenced replacement, Schedule A and Schedule B must be amended to remove the Fund from the Agreement.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated April 30, 2012, attached hereto.

2.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated April 30, 2012, attached hereto.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of November 23, 2011, effective as of April 30, 2012.

Jackson National Asset Management, LLC	Eagle Asset Management, Inc.
By: /s/ Mark D. Nerud	By: /s/ Richard J. Rossi
Name: Mark D. Nerud	Name: Richard J. Rossi
Title: President and CEO	Title: President

Schedule A
Dated April 30, 2012
(Funds)

JNL/Eagle SmallCap Equity Fund

A-1

Schedule B
Dated April 30, 2012
(Compensation)

JNL/Eagle SmallCap Equity Fund
Average Daily Net Assets	Annual Rate

$0 to $100 Million	.45%
Amounts over $100 Million	.40%

B-1